Sarah E. Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

 Re: Blackstone Real Estate Income Fund
        File Numbers 811-22900 & 333-191736
        Blackstone Real Estate Income Fund II
        File Numbers 811-22907 & 333-191906
        Blackstone Real Estate Income Master Fund
        File Numbers 811-22908
        (each a "Fund" and together, the "Funds")

Dear Ms. Cogan:

        On October 15, 2013 the Blackstone Real Estate Income Fund ("Real
Estate
Fund") filed
a registration statement on Form N-2 under the Securities Act of 1933
("Securities Act") and the
Investment Company Act of 1940 ("1940 Act"). On October 25, 2013 the
Blackstone
Real
Estate Income Fund II ("Real Estate Fund II") and Blackstone Real Estate
Income
Master Fund
("Master Fund") filed registration statements on Form N-2, under the
Securities
Act and the
1940 Act with respect to Fund II, and in the case of the master fund, under
the
1940 Act
only. The registration statements contain many blank spaces related to fees,
costs and
percentages; we will review each Fund's financial statements, expense table
and
other
information submitted in subsequent amendments and may have comments
regarding
that
information. We have referenced the captions and page numbers from the
registration statement
to indicate the sections of the registration statements to which each comment
relates.

        The filings are similar in many respects and each registration
statement filed under the
Securities Act seeks to offer common shares on an initial and continuous
basis.
The filings also
differ in certain respects, e.g., Blackstone Real Estate Income Fund II will
offer two classes of
shares, each in a separate prospectus (see the Advisor Class prospectus and
the
Institutional
Class prospectus). In light of the similarity of the filings, we focused our
review on the filing

made by Blackstone Real Estate Income Fund. We have combined our comments regarding all
three Funds in this correspondence; accordingly, a comment on disclosure that is substantially
similar to information in any other filing applies to that other filing as well. Where appropriate,
we identified comments applicable to Funds other than Blackstone Real Estate Income Fund.

    We will review each Fund's financial statements and other information submitted in
subsequent amendments and may have comments regarding that information. Our comments
regarding the filings are set forth below.
 General

1.   We note that the Fund did not include a cover letter with the registration statement
indicating the purpose of the filing. In the future, we suggest that the Fund include written
correspondence with a filing indicating the name and the telephone number of the person to be
contacted for information regarding the submission, the purpose of the filing,
and whether it
contains any novel or special issues, or disclosure, that warrant staff attention.
2.   Disclosure on the inside cover and elsewhere indicates that the Fund will use derivatives,
including swaps. Please summarize in the front section, and disclose all material derivative
investments. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel,
Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July
30, 2010). Please disclose specifically why and when the Fund will invest in derivatives,
distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness
standards the Fund will employ when selecting counterparties.

3.   Please see the U.S. Securities and Exchange Commission, A Plain English
Handbook
(1998). Please review and revise the disclosure where it appears necessary so as to assure
conformity with the Commission's plain English requirements. For example:

      delete the header "Table of Content" appearing on each page,
      reformat the disclosures appearing in all capital letters on the page preceding the table of
      content, as well as similar disclosure appearing elsewhere in the filing. Please use a
      different means to make the disclosure prominent (e.g., bold),
      delete the redundant disclosure under "Prospectus Summary Repurchases," and such
      disclosure appearing in the second and third paragraphs of the

disclosure on page 71
        captioned "Determination of Net Asset Value," and lastly
        clarify the references to persons eligible to purchase fund shares,
such
persons being
        variously defined in the following four ways in this document:
qualified
client, Qualified
        Investor, Eligible Shareholder and Eligible Investor.

4.   Please state in your response letter whether FINRA will or has reviewed
the proposed
distribution terms and arrangements of the transaction involved in the
registration statement. In
this connection indicate whether FINRA has reviewed the payment of additional
compensation
to selling agents as discussed under the caption "Subscription for Shares
Distribution
Arrangements." Indicate also whether FINRA aggregated such payments with the
3.00% sales
load, payments under the Distribution and Service Plan and other or similar
fees for purposes of
determining compliance with FINRA guidelines on underwriter compensation.

5.   Explain to the staff whether the Funds will file post-effective
amendments in order to sell
securities off the shelf or whether they propose to file supplements under
Rule
497. If the latter,
advise the staff how the legal opinion and financial statements will be
updated.

6.   Confirm that the disclosure in the filing meets the type size
requirements of Rule 420
under Regulation C of the Securities Act.
 7.   At an appropriate place add the table regarding the effect of
leverage
on common
stockholders required by Item 8.3 of Form N-2.

Prospectus

Table of Contents   Page i

8.   Appendix A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR
FUNDS should be added to the table of content listing. In addition, in light
of
disclosure
regarding bond ratings appearing on page 31 and related disclosure elsewhere
in
the prospectus
move Appendix B to the SAI to the prospectus.

PROSPECTUS SUMMARY
Leverage   Page 3

9.   Disclose that common shareholders bear all costs and expenses incurred

by the Fund,
including such costs and expenses associated with the any leverage incurred by
the Fund.

Distributions; Automatic Dividend Reinvestment Plan   Page 8

10.   If appropriate, disclose that distributions may include a return of
capital. Disclose the
significance of such distributions including a discussion of the tax aspects
of
a return of capital,
the effect on a shareholder's basis in the Fund and clear disclosure
distinguishing a return of
capital from income or capital gain.

        Disclosure under this caption discusses the reinvestment of
distributions, but does not
include disclosure regarding the Fund's dividend reinvestment plan.
Accordingly, either add
disclosure briefly describing the Fund's automatic dividend reinvestment plan
or revise the sub-
caption.

Fund Expenses

11.   Disclosure under this sub-caption indicates that the Fund is
responsible for its own
expenses, including finders, consulting, research, and investment-related due
diligence
(including related travel). Explain to the staff why these expenses are not
born by the adviser.
 Repurchases   Page 9

12.   Disclosure in the penultimate paragraph states that: "The Fund may
effect a compulsory
repurchase of all or a portion of a shareholder's Shares if the Board deems
it
advisable to do so."
Explain to the staff the operation of this provision and the location of a
fuller discussion of this
policy. Provide cross reference to a more complete discussion of this policy.

Exculpation, Indemnification, etc.   Page 12

13.   With respect to this disclosure under this caption add disclosure
which confirms that, in
the event of any request to hold harmless or indemnify any person as
permitted
under 17(h) and
(i) of the 1940 Act, including i) where liability has not been adjudicated,
ii)
where the matter has
been settled, or iii) in situations involving an advancement of attorney's
fees
or other expenses
the Fund will follow Commission policy regarding such matters, including such

policy as set
forth in Release No. 11330. See, Investment Company Act Release No. 11330 (September 2,
1980).

Summary of Fees and Expenses   Page 20

14.   The first paragraph following the table in the example should be moved to the
introductory paragraph of the fee table discussion.

Use of Proceeds   Page 23

15.   Add the substance of this discussion to the Prospectus Summary.

16.   The discussion under this sub-caption indicates that the proceeds of the offering may be
invested within approximately three months following the termination of the initial offering but
that it may take longer. If the delay stretches beyond three months, describe the reasons for and
consequences of the delay. See Item 7.2 of Form N-2. If the offering last beyond three months,
explain whether the Fund will begin investing the proceeds within three months
of receipt? If
the investment process is delayed more than six months will the Fund obtain shareholder consent
to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-
2?

Investment Objective and Strategies
Portfolio Investments
Other Investment Companies - Page 30

17.   Confirm that these investments will not include unregistered funds or pooled vehicles,
including hedge or private equity funds, or add appropriate disclosure.

Reverse Repurchase Agreements   Page 32
 18.   Disclosure in the first paragraph states that: "At the same time, the
Master Fund agrees to
repurchase the instrument at an agreed-upon time (normally within seven days, or within thirty
days if used as a primary source of leverage) and price, which reflects an interest payment."
Clarify that these transactions involve leverage, whether for seven or thirty days.

Risk Factors
Geographic Concentration   Page 37

19.   This caption and disclosure thereunder seems to indicate that the Fund intends to
concentrate its investments geographically. If accurate, add an affirmative

statement of the
Fund's intention to invest in this manner and disclose this intent in the
summary.

Concentrated CMBS Investments   Page 40

20.   Add the substance of the indicated disclosure as follows: "At any one
time, a portfolio of
CMBS may be backed by commercial mortgage loans disproportionately secured by
properties
in only a few states or regions or foreign countries."

Management of the Fund
Incentive Fee - 64

21.   In addition to the management fee the Fund pays the investment
manager
an incentive fee
equal to 15% of the amount by which the Master Fund's Net Capital
Appreciation
for each Fiscal
Period exceeds the balance of the loss carryforward account. Provide an
example
which
illustrates how this rather complex incentive fee structure will operate in
practice.

Expense Limitation Undertaking   Page 66

22.   The last two sentences of the first paragraph state the following:
"The
Investment
Manager may discontinue its obligations under the Expense Limitation and
Reimbursement
Agreement at any time in its sole discretion after the Investment Manager
upon
appropriate
notice to the Fund. This arrangement cannot be terminated prior to [
]
without the Board's
consent." These sentences appear to conflict, please make appropriate
revisions
in this
disclosure. Further, clarify the highlighted clause, a word or phrase seems
to
be missing.

Distribution Arrangements   Page 68

23.   Disclosure in the sixth paragraph states that the Fund has been
granted
an order
permitting it to offer multiple classes. Our EDGAR system does not seem to
reflect the granting
of that order. Please explain to the staff the status of the Fund's
application
regarding this

matter. Further, in light of the Fund's master-feeder arrangement explain why it has also chosen
to operate in the multi-class structure.

Subscription for Shares
The Offering   Page 69
 24.   Disclosure in the first paragraph states that: "Subsequent to the initial offering, Shares are
expected to be offered on a continuous basis at their net asset value per share
plus any applicable
sales loads and may be purchased as of the first Business Day of any month, or
at such other
times as the Board may determine. During any continuous offering, Shares may be
purchased
only from selected broker-dealers or through the Distributor. Any continuous offering, if
commenced, may be discontinued at any time." This policy would seem to permit the Fund to
start and stop its continuous offerings at will. Please explain whether the Fund believes it may
discontinue such offerings at will consistent with the requirements of Rule 415.

Repurchases and Transfers of Shares
Transfer of Shares   Page 75

25.   Disclosure in the third paragraph indicates that in subscribing for shares, a shareholder
agrees to indemnify and hold harmless the Fund, the board, the investment manager, each
shareholder and their affiliates against all losses, claims, damages, liabilities, costs, expenses,
judgments, fines and amounts paid in settlement, joint or several, to which those persons may
become subject by reason of any transfer or misrepresentation. With respect to
this policy,
explain to the staff the following: i) is this policy typical for funds like the Fund, ii) in light of
the Fund's Securities Act registration, what losses, claims, damages, liabilities etcetera are
contemplated, and iii) would an assertion under this provision constitute an assessment under
Rule 136 under the Securities Act.

APPENDIX A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR
FUNDS   Page 1 (See Real Estate Fund and Institutional Class prospectus only)

26.   Use another means, not all caps, to make the first paragraph prominent.

        Disclosure in the first paragraph indicates that the performance information is for certain
funds managed by members of the Blackstone Real Estate Debt Strategies Team

that have an
investment program substantially similar to that of the Fund and the Master
Fund. Disclosure at
the beginning of the second paragraph states that the information is provided
to illustrate the past
performance of the BREDS team in managing two substantially similar funds.
Explain to the
staff whether the information reflects the performance of the same persons
who
managed the
funds in the composite. Conform the two statements.

State whether the composite is compliant with CFA standards. If other
than the standard
SEC method is used to calculate the performance, state that fact and explain
how it was
calculated. The SEC standard average annual total return should be presented
for only the 1, 5,
and 10 year period, or the period since inception.

Disclosure in the second paragraph states the following: "See below
for
a description of
another fund that from time to time may have a portfolio with substantial
overlap with that of the
Master Fund." If this disclosure is referring to something other than the two
funds in the
composite explain why the fund is referenced in the disclosure.
The last segment of this information is labeled "Historical
Statistics." This information
presents information for the period from 2008 through 2013. Revise this
information as follows:
i) clarify the period covered by the "partial" year referenced in the note,
and
ii) provide an
introductory statement which explains what this information purports to
represent, how it was
calculated, and its source.

Statement of Additional Information

Table of Contents   Page i

27.   Revise the table by adding a financial statement line item and confirm
that the Fund will
include seed financial statements prior to seeking effectiveness.

FUNDAMENTAL INVESTMENT RESTRICTIONS   Page 1

28.   The Fund's concentration policy states that the Master Fund: "will
concentrate its
investments in the real estate finance industry, which may include CMBS,
REITs,
REIT-like
structures, loans and other instruments that are secured by or otherwise have
exposure to, real
estate." Consider whether this formulation of the Fund's policy, particularly

in light of the
underlined words and clause, make it difficult to determine when or if the
Fund
is concentrated.

INVESTMENT OBJECTIVE AND TECHNIQUES
Derivative Instruments
Swap Agreements and Options on Swap Agreements   Page 17

29.   The Fund discloses that it may engage in total return swaps. In this
connection, it must
set aside an appropriate amount of segregated assets. See generally
Investment
Company Act
Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently
issued a concept
release exploring issues relating to the use of derivatives by funds,
including
whether current
market practices involving derivatives are consistent with the leverage
provisions of the
Investment Company Act of 1940. See Investment Company Act Release No. 29776
(Aug. 31,
2011). Accordingly, please be aware that the Commission or its staff could
issue future guidance
related to derivatives (such as total return swaps) and leverage, including
guidance related to
coverage requirements, which could impact the manner in which the Fund
operates.

Part C

30.   The undertaking required by Item 34.1 of Form N-2, which requires the
suspension of an
offering in the event of a 10% decline in net asset value, has not been
included and it is noted
that the undertaking is not applicable. Please explain your view on this
matter
to the staff.

Part C - Signatures

31.   The signature page of the filing must contain the signatures required
by 6 of the
Securities Act.
 Blackstone Real Estate Income Master Fund
Form N-2
Part A
Item 3   Page 3

32.   Footnote 3 to the Master Fund's fee table sets forth a table that
assumes no leverage.
Unless the Fund discloses that it will not leverage during its initial year
the
table should be
deleted.

     *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on
such portions when you complete them in a pre-effective amendment, on disclosures made in
response to this letter, on information supplied in your response letter, or on
exhibits added in
any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable
to all similar
disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant
to rule 472 under the Securities Act. Where no change will be made in the filing in response to a
comment, please indicate this fact in your response letter and briefly state the basis for your
position. Where changes are made in response to our comments provide information regarding
the nature of the change and, if appropriate, the location of such new or revised disclosure in the
amended filing. As required by the rule, please insure that you mark new or revised disclosure to
indicate change.

Please advise us if you have submitted or expect to submit an exemptive
application or
no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities
laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy
of the disclosure
in the filings reviewed by the staff to be certain that they have provided all
information investors
require for an informed decision. Since the Fund and its management are in possession of all
facts relating to the Fund's disclosure, they are responsible for the accuracy
and adequacy of the
disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending
registration statement, it should furnish a letter, at the time of such request, acknowledging that

                    the Fund is responsible for the adequacy and accuracy of the
disclosure in the
                    filing;
                    should the Commission or the staff, acting pursuant to
delegated authority,
                    declare the filing effective, it does not foreclose the
Commission from taking any
                    action with respect to the filing;
                    the action of the Commission or the staff, acting pursuant to
delegated authority,
                    in declaring the filing effective, does not relieve the Fund
from its full
                    responsibility for the adequacy and accuracy of the disclosure
in the filing; and
                    the Fund may not assert this action as a defense in any
proceeding initiated by the
                    Commission or any person under the federal securities laws of
the United States.

        In addition, please be advised that the Division of Enforcement has
access to all
information you provide to the staff of the Division of Investment Management
in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective
date of the registration
statement as confirmation of the fact that those requesting acceleration are
aware of their
respective responsibilities.

        Should you have any questions regarding this letter, please contact
me
at (202) 551-
6976.

                                        Sincerely,

                                        /s/Larry L. Greene
                                        Larry L. Greene
                                        Senior Counsel

Thursday, November 14, 2013